O2MICRO INTERNATIONAL LIMITED

              [O2Micro International Limited Chinese Characters *]

             (Incorporated in Cayman Islands with limited liability)

                                (Stock Code: 457)

                        2007 Interim Results Announcement


SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
-------------------------------------------------

      This announcement contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as "may," "will," "expect," "should," "could," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of these terms and other comparable terminology. These forward-looking statements include, without limitation, statements regarding material changes in uncertain tax positions, the effect on our consolidated results of operations or financial condition from litigation matters, our ability to sustain growth, our future gross profit, our expectation that gross profit as a percentage of net sales will fluctuate, our expectation that research and development expenses as a percentage of net sales will fluctuate, our expectation to continue development of innovative technologies and processes, our expectation to continue to invest significant resources into research and development, our expectation that selling, general and administrative expenses will continue to increase, our expectation that patent related litigation expenses will fluctuate, and our expectation that litigation income will fluctuate. These forward-looking statements are based on our current assumptions and beliefs in light of the information currently available to us. Actual results, levels of activity, performance or achievements may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including: changes in demand for devices that use our products; market conditions in the semiconductor industry and the economy as a whole; the stages of our products in their life cycles, variations, expansions or reductions in the mix of our product offerings, the timing of our product introductions, specific product manufacturing costs, increased competition, introduction of new technologies and the increase of unexpected expenses. We assume no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. You are cautioned not to place undue reliance on these forward-looking statements which apply only as of the date of this announcement.

INTERIM RESULTS

      The Board of Directors (the "Board") is pleased to announce the unaudited consolidated results of O2Micro International Limited (the "Company") and its subsidiaries (collectively, the "Group") for the six months ended June 30, 2007.

UNAUDITED INTERIM RESULTS
-------------------------

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------

                                                                                            Six Months Ended June 30
                                                                                                2006               2007
                                                                                          (Unaudited)        (Unaudited)
NET SALES                                                                                     $57,138           $73,228

COST OF SALES                                                                                  25,342            32,440
                                                                                    -----------------  -----------------
GROSS PROFIT                                                                                   31,796            40,788
                                                                                    -----------------  -----------------
OPERATING EXPENSES (INCOME)
  Research and development (Note: a)                                                           15,222            16,173
  Selling, general and administrative (Note: a)                                                13,395            16,798
  Patent related litigation                                                                     5,352             6,010
  Litigation income                                                                                 -            (3,364)
  Stock Exchange of Hong Kong listing expenses                                                    396                 -
                                                                                    -----------------  ----------------
    Total operating expenses                                                                   34,365            35,617
                                                                                    -----------------  ----------------
INCOME (LOSS) FROM OPERATIONS                                                                  (2,569)            5,171
                                                                                    -----------------  ----------------
NON-OPERATING INCOME (EXPENSES)
  Interest income                                                                               1,869             1,628
  Impairment loss on long-term investments                                                       (756)                -
  Foreign exchange gain (loss), net                                                               120              (148)
  Other, net                                                                                      (23)                7
                                                                                    -----------------  -----------------
    Total non-operating income                                                                  1,210             1,487
                                                                                    -----------------  -----------------
INCOME (LOSS) BEFORE INCOME TAX                                                                (1,359)            6,658

INCOME TAX EXPENSE                                                                                122               817
                                                                                    -----------------  ----------------
NET INCOME (LOSS)                                                                              (1,481)            5,841
                                                                                    -----------------  ----------------
OTHER COMPREHENSIVE INCOME (LOSS)
  Translation adjustments on subsidiaries                                                         335               324
  Unrealized gain (loss) on available-for-sale securities                                         965             3,797
                                                                                    -----------------  ----------------
    Total other comprehensive income (loss)                                                     1,300             4,121
                                                                                    -----------------  ----------------
COMPREHENSIVE INCOME (LOSS)                                                                     ($181)           $9,962
                                                                                    =================  ================

EARNINGS (LOSS) PER SHARE:
  Basic                                                                                      ($0.0008)          $0.0031
                                                                                    =================  ================
  Diluted                                                                                          NA           $0.0030
                                                                                    =================  ================

SHARES USED IN EARNINGS (LOSS) PER SHARE CALCULATION:
    Basic (in thousands)                                                                    1,962,866         1,905,620
                                                                                    =================  ================
    Diluted (in thousands)                                                                  1,984,955         1,917,668
                                                                                    =================  ================

Note:
(a) INCLUDING STOCK-BASED
COMPENSATION CHARGES AS FOLLOWS
    Research and development                                                                     $648              $530
    Selling, general and administrative                                                          $741              $704

The accompanying notes are an integral part of the consolidated financial statements.

O2MICRO INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In Thousand U.S. Dollars, Except Per Share Amounts)
--------------------------------------------------------------------------------

                                                                                           December 31,        June 30,
ASSETS                                                                                             2006            2007
                                                                                                            (Unaudited)
CURRENT ASSETS
  Cash and cash equivalents                                                                     $45,438         $49,411
  Restricted cash                                                                                 8,342           7,626
  Short-term investments                                                                         19,697          16,945
  Accounts receivable, net                                                                       18,987          25,113
  Inventories                                                                                    14,076          17,199
  Prepaid expenses and other current assets                                                       7,379           7,348
                                                                                      -----------------  --------------
    Total current assets                                                                        113,919         123,642
                                                                                      -----------------  --------------
LONG-TERM INVESTMENTS                                                                            24,059          27,850
                                                                                      -----------------  --------------
PROPERTY AND EQUIPMENT, NET                                                                      41,427          42,166
                                                                                      -----------------  --------------
RESTRICTED ASSETS                                                                                14,540          13,998
                                                                                      -----------------  --------------
OTHER ASSETS                                                                                      3,075           3,269
                                                                                      -----------------  --------------
TOTAL                                                                                          $197,020        $210,925
                                                                                      =================  ==============
    LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Notes and accounts payable                                                                     $9,851          13,349
  Income tax payable                                                                                991             622
  Accrued expenses and other current liabilities                                                 12,212          14,238
                                                                                      -----------------  --------------
    Total current liabilities                                                                    23,054          28,209
                                                                                      -----------------  --------------
OTHER LONG-TERM LIABILITIES
Accrued pension liabilities                                                                         455             435
Long-term Interpretation 48 tax liabilities                                                           -             117
                                                                                      -----------------  --------------
    Total long-term liabilities                                                                     455             552
                                                                                      -----------------  --------------
    Total liabilities                                                                            23,509          28,761
                                                                                      -----------------  --------------
COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY
  Preference shares at $0.00002 par value per share
    Authorized - 250,000,000 shares                                                                   -               -
  Ordinary shares at $0.00002 par value per share
    Authorized - 4,750,000,000 shares
    Issued - 1,906,969,950 shares and 1,896,983,950 shares as of
    December 31, 2006, and June 30, 2007, respectively                                               38              38
  Additional paid-in capital                                                                    140,224         140,829
  Retained earnings                                                                              33,877          37,804
  Accumulated other comprehensive income (loss)                                                    (628)          3,493
                                                                                      -----------------  --------------
    Total shareholders' equity                                                                  173,511         182,164
                                                                                      -----------------  --------------
TOTAL                                                                                          $197,020        $210,925
                                                                                      =================  ==============

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States Dollars Unless Otherwise Noted)
--------------------------------------------------------------------------------

1.   BASIS OF PRESENTATION

      The accompanying unaudited consolidated financial statements for the six months ended June 30, 2006 and 2007 have been prepared by the Company, pursuant to Accounting Principles Board Opinion ("APB") No. 28, "Interim Financial Reporting", issued by Accounting Principles Board under generally accepted accounting principles in the United States of America ("U.S. GAAP"). In management's opinion, the consolidated financial statements include all adjustments, consisting of normal recurring accruals necessary to fairly present the resulting operations for the indicated periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Although the Company believes that the disclosures are adequate to make the information presented not misleading, it is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and the notes thereto, as set forth in the Company's Annual Report for the year ended December 31, 2006 as filed with the Stock Exchange of Hong Kong Limited (the "SEHK") and U.S. Securities and Exchange Commission.

2.    ACCOUNTS RECEIVABLE, NET

      The following is an aging analysis of accounts receivables net of allowances for doubtful receivables at the respective balance sheet dates:

                                                                 (In Thousands)

                                             December 31,             June 30,
                                                     2006                 2007
                                                                   (Unaudited)

     0 to 30 days                                 $18,510              $22,960
     30 to 60 days                                    449                  319
     61 to 90 days                                     28                1,689
     91 to 120 days                                     -                  145
                                        -----------------    -----------------
                                                  $18,987              $25,113
                                        =================    =================

3.    NOTES AND ACCOUNTS PAYABLE

                                                                (In Thousands)

                                              December 31,            June 30,
                                                      2006                2007
                                                                    (Unaudited)

      0 to 30 days                                  $9,448             $10,673
      30 to 60 days                                    262               1,785
      61 to 90 days                                     90                 874
      91 to 120 days                                     -                   -
      Over 120 days                                     51                  17
                                         -----------------    ----------------
                                                    $9,851             $13,349
                                         =================    ================

4.    INCOME TAX

      The Company is not subject to income or other taxes in the Cayman Islands. However, subsidiaries are subject to taxes of the jurisdictions where they are located, including those of United States of America, Taiwan, China, Singapore, Korean, Japan, and Europe.

      In June 2006, The FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109." The interpretation contains a two step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS No. 109. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount which is more than 50% likely of being realized upon ultimate settlement. The provisions are effective for the Company beginning in the first quarter of 2007.

      Through December 31, 2006, in accordance with prior standards, the Company assessed the ultimate resolution of uncertain tax matters as they arose and established reserves for tax contingencies when the Company believed an unfavorable outcome was probably and the liability could be reasonably estimated.

      As a result of the adoption of FIN No. 48, the Company recognized an adjustment of income tax liabilities for unrecognized income tax benefits in the amount of $117,000, which was accounted for as a reduction to the January 1, 2007 balance of income tax payable. At the adoption date of January 1, 2007, the Company had $117,000 of unrecognized tax benefits, all of which would affect its effective tax rate if recognized. The Company does not recognize any interest related to uncertain tax positions in income tax expense as the related interests are not deemed material to the financial statements.

      Uncertain tax positions relate to the allocation of deductions to one of our global entities and to the determination of the tax holidays. The Company estimates that there will be no material changes in its uncertain tax positions in the next 12 months.

      During the six months ended June 30, 2007, there have been no material changes in the liability for uncertain tax positions.

5.    EARNINGS PER SHARE

      Basic earnings per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period, using either the "as if converted" method for convertible preference shares or the treasury stock method for options and warrants.

      A reconciliation of the numerator and denominator of basic and diluted earnings per share calculations is provided as follows:

                                                                                         Six Months Ended June 30
                                                                                              2006                2007
                                                                                       (Unaudited)          (Unaudited)
     Net (loss) income (in thousands)                                                      ($1,481)              $5,841
                                                                                 =================    =================
     Weighted average thousand shares outstanding - basic                                1,962,866            1,905,620
     Effect of dilutive securities:
       Options and RSUs (in thousands)                                                      22,089               12,048
                                                                                 -----------------    -----------------
     Weighted average thousand shares outstanding - diluted                              1,984,955            1,917,668
                                                                                 =================    =================
     Earnings (loss) per share - basic                                                    ($0.0008)             $0.0031
                                                                                 =================    =================
     Earnings (loss) per share - diluted                                                        NA              $0.0030
                                                                                 =================    =================

      The diluted loss per share is not disclosed for the six months ended June 30, 2006 as the result is antidilutive.

6.    CONTINGENCIES

      The Company is involved in a variety of litigation matters involving patents. For example, the Company has initiated and is pursuing certain patent infringement actions in Taiwan. The Company has obtained preliminary injunctions and provisional attachment orders against numerous competitors, their customers and users. As of June 30, 2007, the Company has deposited an amount of New Taiwan dollars equivalent to approximately $14 million with the Taiwan courts for court bonds, which was accounted for as restricted assets, in connection with those actions, other preliminary injunction actions and related provisional attachment actions. The court bonds provide security for the enjoined party to claim damages against the Company incurred from the preliminary injunctions, provisional attachments or the provision of a countersecurity in the event the Company does not ultimately succeed in the underlying infringement actions. However, these preliminary injunctions or provisional attachments may be rescinded if the relevant court allows the opposing party to make its own deposit or countersecurity with the court.

      We are currently in litigation against Microsemi Corporation in the United States District Court in the Northern District of California and the United States District Court in the Eastern District of Texas. In April 2007, we filed a complaint in the United States District Court in the Northern District of California for declaratory judgment that U.S. Patent Numbers 5,615,093, 5,923,129, 5,930,121 and 6,198,234 held by Microsemi
      Corporation are not infringed by us, invalid and unenforceable. In response, Microsemi Corporation filed a cross claim in the United States District Court in the Eastern District of Texas alleging that we infringe their U.S. Patent Numbers 5,930,121 and 6,198,234. They are seeking preliminary injunction, permanent injunction, damages, trebling of damages, enhancement, attorneys' fees and costs. On June 4, 2007, the United States District Court in the Northern District of California granted a motion to transfer our declaratory judgment case against Microsemi Corporation to the United States District Court in the Eastern District of Texas. In addition, in May 2007, a jury in the United States District Court in the Northern District of California found Claims 1, 2, 9, 12, 14 and 18 of our U.S. Patent Number 6,396,722 to be invalid. In February 2007, Monolithic Power Systems, Inc. amended its complaint in the Intermediate People's Court in Chengdu, China alleging that two of our customers infringe Chinese Patent Number ZL03140709.9. In April 2007, we received US$3.4 million in litigation income from previous litigation involving Monolithic Power Systems, Inc. in the United States District Court in the Northern District of California.

      While the Company cannot make any assurance regarding the eventual resolution of these matters, the Company does not believe the final outcome will have a material adverse effect on its consolidated results of operations or financial condition.

      The Company, as a normal course of business, is a party to various litigation matters, legal proceedings and claims. These actions may be in various jurisdictions, and may involve patent protection and/or patent infringement. While the results of such litigations and claims cannot be predicted with certainty, the final outcome of such matters is not expected to have a material adverse effect on its consolidated financial position or results of operations. No assurance can be given, however, that these matters will be resolved without the Company becoming obligated to make payments or to pay other costs to the opposing parties, with the potential for having an adverse effect on the Company's financial position or its results of operations. As of June 30, 2007, no provision for any litigation has been provided.

7.    SEGMENT INFORMATION

      Net sales to unaffiliated customers by geographic region are based on the customer's ship-to location and were as follows:

                                                                  (In Thousands)

                                                   Six Months Ended June 30
                                                      2006                 2007
                                                (Unaudited)          (Unaudited)

      China                                        $40,000              $56,622
      Korea                                          8,291                7,169
      Taiwan                                         4,151                2,462
      Japan                                          4,419                6,230
      Others                                           277                  745
                                         -----------------    -----------------
                                                   $57,138              $73,228
                                         =================    =================

      For the six months ended June 30, 2006 no customer accounted for 10% or more of net revenues. For the six months ended June 30, 2007, one customer accounted for 12.3% of net revenues.

      Long-lived assets consist of property and equipment and are based on the physical location of the assets at the end of each period, and were as follows:

                                                                  (In Thousands)

                                              December 31,             June 30,
                                                      2006                 2007
                                                                    (Unaudited)

      Taiwan                                       $21,261              $18,124
      U.S.A.                                         6,669                6,301
      Singapore                                        335                  295
      China                                         13,015               17,305
      Others                                           147                  141
                                         -----------------    -----------------
                                                   $41,427              $42,166
                                         =================    =================

INTERIM DIVIDEND
----------------

      We have been advised that "profits" as defined under common law and amounts in our share premium account are distributable reserves under Cayman Islands law. As of June 30, 2007, we had no funds reserved for distribution to our shareholders.

RE-PURCHASE OF LISTED SECURITIES
--------------------------------

      During the period under review, we repurchased an aggregate of 15,649,000 Shares on the following dates and at the following purchase prices:

      Date of Purchase                             Total         Purchase Price
                                        Number of Shares              per Share

      February 13, 2007                          755,000                 0.1498
      March 13, 2007                           1,800,000                 0.1468
      March 14, 2007                           1,500,000                 0.1429
      June 14, 2007                            3,344,000                 0.2095
      June 15, 2007                            8,250,000                 0.2100
                                           -------------
      Total Number of Shares
        Repurchased in 2007
        (up to June 30, 2007)                 15,649,000
                                           =============

MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

Six months ended June 30, 2006 and 2007

      Net Sales. Net sales consist of product revenues generated principally by sales of our integrated circuit products. Net sales for the six months ended June 30, 2007 were US$73.2 million, an increase of US$16.1 million or 28.2% from US$57.1 million for the six months ended June 30, 2006. The increase in sales resulted from increased unit shipments to our existing customers and expansion of our customer base. In particular, the share of our net sales derived from the consumer electronics market continued to increase from 2006 to 2007. This increase resulted primarily from the increase in shipments of analog integrated circuit products to an increased number of intermediaries in the consumer electronics end-market whose end-customers use our products in their desktop monitors, LCD televisions and portable media players. Net sales from analog integrated circuit products for the six months ended June 30, 2007 were US$55.4 million, an increase of US$8.9 million or 19.2% from US$46.5 million for the six months ended June 30, 2006. For the six months ended June 30, 2007, net sales from our digital integrated circuit products were US$11.6 million, an increase of US$4.6 million or 66.2% from US$7.0 million for the six months ended June 30, 2006, which resulted primarily from increased shipments of Standard CardBus controller products to our notebook computer customers. For the six months ended June 30, 2007, net sales from our mixed-signal integrated circuit products were US$5.9 million, an increase of US$2.3 million or 65.1% from US$3.6 million for the six months ended June 30, 2006, which primarily resulted from increased unit shipments of our power switch products. For the six months ended June 30, 2007, net sales from our systems security solutions were US$259,000, an increase of US$165,000 or 176% from US$94,000 for the six months ended June 30, 2006. For the six months ended June 30, 2007, net sales from our licensed intellectual property were US$40,000, an increase of 700% from US$5,000 for the six months ended June 30, 2006.

      Gross Profit. Gross profit represents net sales less cost of sales. Cost of sales primarily consists of the costs of purchasing packaged integrated circuit products manufactured and assembled for us by independent foundries and packaging vendors and other costs associated with the procurement, storage and shipment of these products. Gross profit for the six months ended June 30, 2007 was US$40.8 million, an increase of US$9.0 million or 28.3% from US$31.8 million for the six months ended June 30, 2006. This increase was due to increased sales and decreased sales of our lower margin products. We expect that our gross profit as a percentage of net sales will continue to fluctuate in the future as a result of the stages of our products in their life cycles, variations in our product mix, the timing of our product introductions and specific product manufacturing costs.

      Research and Development Expenses. Research and development expenses consist primarily of salaries and related costs of employees engaged in research, design and development activities and, to a lesser extent, expenses for outside engineering consultants. Research and development expenses for the six months ended June 30, 2007 were US$16.2 million, an increase of US$951,000 or 6.2% from US$15.2 million for the six months ended June 30, 2006. This increase primarily reflected the increased hiring of design engineers from our increased operations. Research and development expenses as a percentage of net sales will fluctuate from quarter to quarter depending on the amount of net sales and the success of new product development efforts, which we view as critical to our future growth. At any point in time, we have several research and development projects underway, and we believe that none of these projects is material on an individual basis. We expect to continue the development of innovative technologies and processes for new products and we believe that a continued commitment to research and development is essential in order to maintain the competitiveness of our existing products and to provide innovative new product offerings. Therefore, we expect to continue to invest significant resources in research and development in the future.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of employee-related expenses, promotional expenses, professional fees, sales commissions to agents, and travel expenses. Selling, general and administrative expenses for the six months ended June 30, 2007 were US$16.8 million, an increase of US$3.4 million or 25.4% from US$13.4 million for the six months ended June 30, 2006. This increase was primarily due to additional hiring of sales, operations and administrative personnel, increased promotional expenses, and increased professional fees to external professionals. We expect that selling, general and administrative expenses will continue to increase in absolute dollar terms in the foreseeable future for the same reasons.

      Patent Related Litigation Expenses. Patent related litigation expenses consist primarily of fees paid to outside counsel and consultants engaged by outside counsel. Patent related litigation expenses for the six months ended June 30, 2007 were US$6.0 million, an increase of US$658,000 or 12.3% from US$5.4 million for the six months ended June 30, 2006. This increase was primarily due to higher expenses incurred for trial against Monolithic Power Systems, Inc,, trial preparations in the Samsung Electronics Co., Ltd. litigation and increased activity in other litigation matters offset by decreased activity in older cases. We expect that patent litigation expenses will continue to fluctuate for the foreseeable future.

      Litigation Income. Litigation income consists of primarily of damages awards, award of costs and related interest. Litigation income for the six months ended June 30, 2007 was US$3.4 million, an increase of US$3.4 million or 100% from none for the six months ended June 30, 2006. This increase was due to payment received in April 2007. We expect that litigation income will fluctuate for the foreseeable future.

      Stock Exchange of Hong Kong Listing Expenses. The Stock Exchange of Hong Kong Limited (the "SEHK") listing expenses consist primarily of expenses incurred in relation to our SEHK listing activities commencing in 2005. SEHK listing expenses for the six months ended June 30, 2007 was zero, a decrease of US$396,000 or 100% from US$396,000 for the six months ended June 30, 2006. This decrease was primarily due to decreased listing activities in 2007 as we had completed our SEHK listing in March 2006.

      Non-Operating Income-Net. Non-operating income-net reflects primarily interest earned on cash and cash equivalents and short-term investments and foreign exchange transaction gains and losses. Non-operating income-net was US$1.5 million for the six months ended June 30, 2007, an increase from US$1.2 million for the six months ended June 30, 2006, primarily reflecting the lack of an impairment loss recognized on long-term investments offset by decreased interest earned on our cash and cash equivalents and short-term investments.

      Income Tax Expenses. Income tax expenses were approximately US$817,000 for the six months ended June 30, 2007, compared to US$122,000 for the six months ended June 30, 2006. This increase was primarily due to increased tax expense as a result of increased profitability.

      Net income (loss). As a result of the above factors, our net income was US$5.8 million for the six months ended June 30, 2007, an increase in profitability of US$7.3 million from a net loss of US$1.5 million for the six months ended June 30, 2006. This increase was primarily attributed to increase in unit sales and the receipt of litigation income.

CORPORATE GOVERNANCE REPORT
---------------------------

      During the period under review, the Company has complied with the provisions of the Code of Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong (the "Listing Rules"), except that Sterling Du has been serving as the Chairman of the Board and as our chief executive officer since March 1997. The Board is of the view that Board decisions are collective decisions of all the Directors made by way of voting and not decisions of the Chairman of the Board alone. There is a clear division of the responsibilities between the management of the Board and the day-to-day management of our business, which relies on the support of the senior management. As such, the management power of our Company is not concentrated in any one individual. In addition, as six of the nine members of the Board are non-executive Directors, the role of the Chairman of the Board, who is also the chief executive officer, is important as he can maintain a close communication channel between the Board and the day-to-day management.

AUDIT COMMITTEE
---------------

      The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal controls and financial reporting matters including the review of the unaudited interim financials.


                                              By order of the Board
                                                   Sterling Du
                                                Executive Director

August 17, 2007

      As of the date of this Report, the Board comprises nine directors, of which Sterling Du, Chuan Chiung "Perry" Kuo and James Elvin Keim are executive directors and Michael Austin, Geok Ling Goh, Keisuke Yawata, Lawrence Lai-Fu Lin, Xiaolang Yan and Ji Liu are independent non-executive directors.

* For identification purpose only